SAVE FOODS, INC.

HaPardes 134 (Meshek Sander)

Neve Yarak, Israel 4994500

February 5, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street N.E.

Washington, D.C. 20549

Attn: Juan Grana

Re: Save Foods, Inc.

Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-276474)

Dear Mr. Grana:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Save Foods, Inc. (the “Company”) hereby requests acceleration of the effectiveness of the above-referenced Registration Statement so that such Registration Statement will become effective at 4:00 p.m. on Tuesday, February 6, 2024, or as soon as practicable thereafter. In connection with such request, the undersigned hereby acknowledges the following:

1. Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

2. The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

3. The Company may not assert staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

SAVE FOODS INC.

/s/ David Palach
David Palach
Chief Executive Officer